February 24, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attn:	Carlos Pacho, Senior Chief Accountant, AD Office 11 - Telecommunications
Joseph Cascarano, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant

Re:	Plantronics, Inc.
Form 10-K for Fiscal Year Ended April 2, 2016
Filed May 16, 2016
File No. 001-12696

Dear Ladies and Gentleman:

This letter is our response (“Response”) to the letter, dated February 2, 2017 (“Comment Letter”) from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) relating to Plantronics, Inc.’s (“Company,” “we,” “us,” or “our”) Form 10-K for the year ended April 2, 2016 (“Form 10-K”). Please note that although our response below reflects our current draft disclosure intended to address the Staff’s comments, the actual language and format used in our future filings may not compare precisely with the language and format set forth below as the facts and circumstances of our business may change from time to time.

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the fiscal year ended April 2, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 34

1.
We note that only about 10% of the company´s cash, cash equivalents, and short-term investments are held domestically and that demand on your domestic cash has increased as a result of your strategic initiatives. For instance, we note your disclosures on pages 14 and 18, respectively, announcing a new corporate return of capital policy with the goal of increasing the return of cash to stockholders to approximately 60% of free cash flow and continuing a policy to invest in new business strategies and acquisitions. Please tell us how you considered disclosure related to the specific reasons for incurring debt during the periods presented and the use of the proceeds, and analyze how the incurrence of that debt fits into the company´s overall business plan and cash management policies and practices. Describe for us how you considered disclosing your policies and any established targets or metrics regarding share repurchases and business acquisitions, including consideration of increasing financial leverage. Address the potential risks and how management weighs those risks with the perceived benefits and opportunities associated with strategic investments and returning value to shareholders in the form of share repurchases. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

On May 26, 2015, the Company filed a Form 8-K announcing it entered into a Purchase Agreement (“Purchase Agreement”) with Morgan Stanley & Co. LLC, as a representative of several initial purchasers to issue and sell $500 million aggregate principal amount of 5.5% Senior Notes (“Debt Financing”) in a private placement offering to qualified institutional buyers in the United States.  We disclosed in the Form 8-K, filed on May 26, 2015, the following with respect to our intended use of the proceeds:

“The Company intends to use a portion of the net proceeds from the offering, together with cash on hand, to repay all outstanding amounts under its senior credit facility. Pursuant to its return of capital policy announced on March 4, 2015, Plantronics intends to use the remaining net proceeds from the offering for share repurchases and general corporate purposes.”

While we regularly consider strategic acquisitions, as described in the risk factor, business acquisitions were not specifically contemplated as a possible use of the debt proceeds at the time we executed the Purchase Agreement and as such, were not disclosed.

In addition, we disclosed the following in each of the Forms 10-Q filed for the first three quarters of our fiscal year ended March 31, 2016:

“During the first three months of 2016 we obtained $488.5 million from debt financing compared to no such transactions in the year ago period. A portion of the proceeds were used to repay all outstanding amounts under the revolving line of credit agreement. The remainder of the proceeds are available for share repurchases and general corporate purposes.”

As described in the disclosure, a portion of the proceeds was used to repay all then-outstanding amounts under our revolving line of credit agreement with Wells Fargo Bank. The remaining proceeds were used primarily for share repurchases. This increase in financial leverage supports our long-term commitment to enhance stockholder value by returning approximately 60% of free cash flow, defined as operating cash flows less capital expenditures, over an extended period of time.

We continue to expect existing cash and cash equivalents, short-term investments, and cash provided by operations to be sufficient to fund our domestic operating activities and provide flexibility for investing and financing activities, such as share repurchases and dividend payments. We also maintain a credit agreement that provides for a $100 million unsecured revolving credit facility (the “Credit Agreement”), for which detailed disclosure is provided in the Financial Condition section of our Form 10-K for the year ended April 2, 2016. We maintain the Credit Agreement specifically for general corporate purposes, which may include additional share repurchases, capital expenditures, new business strategies and acquisitions, and general working capital needs, and we continually renew the Credit Agreement to provide three years of potential drawdowns. Cash generated by operating activities has been sufficient to fund our domestic operations without the need to draw from the Credit Agreement since the closing of the Debt Financing in fiscal year 2016.

While our commitment to return 60% of free cash flow is intended to be viewed over the long-term and is not guaranteed on an individual annual basis, we determined there to be an opportunistic benefit of borrowing money at historically low interest rates, thereby reducing our weighted average cost of capital and increasing the return on stockholders’ equity. When evaluating the risk of increased financial leverage, we determined the value to our stockholders of financing share repurchases through incurrence of debt at favorable interest rates outweighed the benefit of maintaining low-yield cash investments. We do not believe that the increased leverage has materially impacted our flexibility to operate our business. Further, we have always considered business acquisitions and strategic investments as part of our ordinary business review. No changes have been made in that policy in connection with or as a result of the Debt Financing.

In future filings, including our Form 10-K for the year ending April 1, 2017 and to the extent the outstanding debt remains material, we intend to include the following or substantially similar language:

“During the year ended March 31, 2016, we obtained $488.5 million from debt financing, net of issuance costs. A portion of the proceeds was used to repay all then-outstanding amounts under our revolving line of credit agreement with Wells Fargo Bank and the remaining proceeds were used primarily for share repurchases. This increase in financial leverage supports our long-term commitment to enhance stockholder value of returning approximately 60% of free cash flow, defined as operating cash flows less capital expenditures, on an ongoing basis.”

We respectfully advise the Staff that other than our general long-term commitment to return 60% of free cash flow, at no time during fiscal year 2016 or thereafter have we set specific targets or metrics regarding share repurchases and business acquisitions.  As disclosed in the Risk Factors of our Form 10-K for the fiscal year ended April 2, 2016, the continuance of any share repurchase programs is contingent on a variety of factors, including our financial condition, results of operations, business requirements, and our Board of Directors’ continuing determination that share repurchases are in the best interest of our stockholders.  In addition, we disclosed in our Risk Factors there can be no assurance that we will continue to repurchase shares.

Note 6. Details of Certain Balance Sheet Accounts, page 56

2.
In regard to your accounts receivable, we note from page 77 that you recorded a $96 million charge for promotions and rebates for the current fiscal year-end, increasing the provision, net of deductions, to about 17% of gross receivables. We further note from your disclosure that the provision for promotions and rebates appears reflected in your operating expenses for the period. Please address the following:

•
Explain to us in more detail the nature of these promotions and rebates, including the facts and circumstances that led you to incur the additional expenses related to them. Please provide a categorization for amounts related to each.

•Explain how you are accounting for these promotions and rebates.

•
Clarify where the related costs are recorded in the consolidated statement of operations. To the extent the costs are classified as operating expenses, tell us how this classification complies with paragraphs 605-50-25-7 through 9 and 605-50-45-2 of the Accounting Standards Codification.

Response:

The Company respectfully submits the following discussion of the key terms of the significant sales incentive programs offered to customers and reflected in the disclosure of Schedule II of our Form 10-K for the fiscal year ended April 2, 2016:

Back End Deal Discounts: Back End Deal Discounts are discounts offered to our channel partners (distributors and retailers) with the objective of encouraging sales of select products for specific transactions. These discounts are provided to channel partners in the form of monthly or weekly back end credits when we receive point of sale data that complies with applicable terms and conditions. The Back End Deal Discounts are negotiated on a deal-by-deal or product-specific basis, subject to internal pricing guidelines. The terms and conditions governing these incentives are provided to our channel partners. The nature and characteristics of these discounts are discussed further in the accounting section below.

Marketing Development Funding and Contractual Allowances: Marketing development funding programs are designed to incentivize channel partners, which for these programs also include resellers as well as distributors and retailers, to advertise and fund promotional activities to increase sales of our products. Contractual Allowances are similar in nature; however, the underlying activities may not be specific to marketing or may simply represent a straightforward percentage-based rebate. Examples include defective merchandise or new store allowances. We negotiate these programs into the terms of our contracts as a percentage of net shipments to our channel partners.

Back End Rebate Program: In an effort to improve and maintain our premier product image and hold channel partners (distributors and retailers) accountable to negotiated contractual terms through appropriately incentivized channel promotions, in January 2016 we implemented a regional back end rebate program. As a result of this program, we increased the upfront invoice price for all products sold to participating distributors and provide an equivalent credit to be earned by the distributors upon receipt of point of sale data that complies with applicable terms and conditions.

Incremental to the above programs, we also offer several other marketing programs, which may result in sales incentives to channel partners. These programs are insignificant relative to the programs described above.

We account for Back End Deal Discounts and Back End Rebate Programs in accordance with ASC-605-50-25, which states:

25-4     Certain sales incentives entitle a customer to receive a reduction in the price of a product or service by submitting a form or claim for a refund or rebate of a specified amount of a prior purchase price charged to the customer at the point of sale (for example, mail-in rebates and certain manufacturer coupons). A vendor shall recognize a liability (or deferred revenue) for those sales incentives at the later of (a) and (b) in the preceding paragraph, based on the estimated amount of refunds or rebates that will be claimed by customers. However, if the amount of future rebates or refunds cannot be reasonably and reliably estimated, a liability (or deferred revenue) shall be recognized for the maximum potential amount of the refund or rebate (that is, no reduction for breakage shall be made). The ability to make a reasonable and reliable estimate of the amount of future rebates or refunds depends on many factors and circumstances that will vary from case to case. However, any of the following factors may impair a vendor's ability to make a reasonable and reliable estimate:

a.	Relatively long periods in which a particular rebate or refund may be claimed

b.	The absence of historical experience with similar types of sales incentive programs with similar products or the inability to apply such experience because of changing circumstances

c.	The absence of a large volume of relatively homogeneous transactions.

In practice, our Back End Deal Discounts and Back End Rebate Programs are time-based and do not continue for extended periods of time. While program details can vary depending on products and channel partners, most programs are repetitive in nature and resemble those previously provided to the same channel partner or to similar channel partners in the past. We can reasonably estimate the amount of future rebates provided to our channel partners because we have an established history of providing Back End Deal Discounts and the Back End Rebate Program is straightforward. We account for both programs as a reduction of revenues and trade receivables, and establishes an allowance at the end of each reporting period. Accordingly, no amounts related to these incentives are recorded as operating expenses.

We evaluate our Marketing Development programs to determine whether the incentives should be reflected as adjustments to selling price (contra-revenue) or as a separate expense in accordance with ASC 605-50, which states:

"Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.
The vendor receives, or will receive an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transition with a party other than a purchaser of its products or services in order to receive that benefit.

b.
The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

The nature of the sales incentive programs offered to channel partners is such that we cannot identify a benefit that is sufficiently separable from the channel partners’ purchase of products, nor do we have the infrastructure to establish fair value for the multitude of activities supported by these programs. Sales relationships with our channel partners may influence the marketing programs and sales incentives offered, and would not be entered into with a party other than a channel partner who is a purchaser of our products. As a result, substantially all sales incentives to our channel partners in the form of cash consideration, as defined in ASC 605-50, are recorded as a reduction to revenue and amounts recorded as operating expenses are immaterial and are not reflected in the Schedule II activity. We recognize the cost of such sales incentives at the later of when the related revenue is recognized or when the program is offered to channel partners, in accordance with ASC 605-50.

In response to the Staff’s request in the first bullet to explain the nature of the promotions and rebates, we respectfully advise the Staff that certain activity presented in regards to the provision for promotions and rebates provided in Schedule II of our Form 10-K was netted against sales and does not represent the entire population of incentive transactions for the periods presented. Certain incentives are charged directly against revenue, and others are charged directly against the related allowance and we believe there is diversity in practice with regard to how the activity is presented in Schedule II. We assure the Staff that this practice does not impact our period-end provision and net revenues presented on the Consolidated Statement of Operations, both of which are accurate for the periods presented.

To address the Staff’s question with regard to an increase in promotions and rebates and to provide clarity and more transparency, we advise the Staff that beginning with the filing of our Form 10-K for the fiscal year ending April 1, 2017, we will present our Schedule II to include the activity on a gross basis and provide additional disclosure to clarify where in the Consolidated Statement of Operations the charges are recorded. Presented below is an example of our Schedule II as it would have appeared had we taken this approach in our Form 10-K for the fiscal year ended April 2, 2016, which presents gross additions and deductions for our provision for promotions and rebates.

Schedule II, as revised:
(Dollars in thousands)

	Balance at Beginning of Year	Charged to Expenses or Other Accounts	Deductions	Balance at End of Year
Provision for promotions and rebates: [1]
Year ended March 31, 2016	$15,401	$111,244	$(98,908)	$27,737
Year ended March 31, 2015	$14,803	$79,983	$(79,385)	$15,401
Year ended March 31, 2014	$13,675	$69,814	$(68,686)	$14,803
[1]	Amounts in the column entitled, "Charged to Expenses or Other Accounts" are recorded in the Consolidated Statements of Operations as a reduction to net revenues.

For fiscal years 2015 and 2016, amounts recorded as a reduction of revenue pertaining to the provision for promotions and rebates were as follows:

(Except for percentages, all amounts in the table below are in thousands)

	Fiscal Year Ended
	March 31, 2015	March 31, 2016	Change
Back End Deal Discounts	$47,792	$68,698	$20,906	44%
Marketing Development Funding and Contractual Allowances	32,191	34,148	1,957	6%
Back End Rebate Programs	—	8,398	8,398	*
Total	$79,983	$111,244	$31,261

The increase in Back End Deal Discount activity from fiscal year 2015 to fiscal year 2016 is the result of our increased usage of this form of incentive during fiscal year 2016 as a mechanism to encourage product sales. The year-over-year increase in Marketing Development Funding and Contractual Allowances resulted primarily from an increased number of channel partners earning and utilizing such funds by performing agreed-upon marketing activities. Over time, we have expanded marketing programs with channel partners in lieu of investing and managing corporate marketing resources and activities. The Back End Rebate Program was newly implemented in fiscal year 2016 and therefore, the entire increase was due to its introduction during the period.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (831) 458-7444.

Sincerely,

/s/ Pamela Strayer
Pamela Strayer
Senior Vice President & Chief Financial Officer